Exhibit 4.04
                                                                   ------------
                              NEMATRON CORPORATION


                                 PROMISSORY NOTE


$1,700,000                                                        July 16, 2003

         For value received, NEMATRON CORPORATION, a Michigan corporation
(the "Company"), promises to pay to the order of NORTH COAST TECHNOLOGY INVESTORS, LP., at 206 S. Fifth Avenue, Ann Arbor, Michigan 48104 ("North Coast"), or its permitted assigns, the principal sum of ONE MILLION SEVEN HUNDRED THOUSAND DOLLARS ($1,700,000), or so much thereof as is advanced hereunder from time to time. Interest hall be payable on the unpaid principal balance of this Note, computed on the basis of actual number of days elapsed, from the date hereof at the rate of nine percent (9%) per annum. The principal of and interest on this Note shall be paid in lawful money of the United States upon demand therefore by the holder hereof. All payments received shall be applied first to accrued interest and the balance shall be applied to principal.

         North Coast shall advance to the Company up to the principal amount set forth above, from time to time upon the request of the Company, provided that each and every advance shall be made or declined in the sole discretion of North Coast, and North Coast shall have no liability to the Company for its failure or refusal to make any advance.

         Notwithstanding the foregoing, the Company shall pay interest on demand at the rate of fourteen percent (14%) per annum on the outstanding principal amount of the Promissory Note, all accrued and unpaid interest, and all other amounts due under this Note which are not paid in full when due for the period commencing on the due date thereof until the same are paid in full.

         The Company acknowledges that this Note matures upon issuance, and that the holder of this Note, at any time, without reason, may demand that this Note be immediately paid in full.

         This Note may be paid prior to demand, without penalty, in whole or in part at any time and from time to time after issue at the option of the Company.

         As security for the payment of this Note, the Company grants North Coast, its successors and assigns, a continuing security interest in all assets of the Company.

         The proceeds of advances to the Company shall be used only for product development, expansion of marketing and sales activities and to fund working capital (including the repayment of the Company's operating line of credit).

         The Company shall pay all expenses, court costs and reasonable attorneys' fees which may be incurred by or on behalf of this Note in connection with the collection of or attempts to collect any amounts due under this Note.

         The Company and each endorser hereof waive demand, presentment, protest, diligence, notice of dishonor, and any other formality in connection with this Note.

         This Note shall be governed by the laws of the State of Michigan.

                                        NEMATRON CORPORATION


                                        By: /s/ Tina M. Raiford
                                            -------------------
                                        Its: Controller